From: David Sandberg
Sent: Thursday, June 04, 2009 4:33 PM
To: 'Dick_Snyder@asuresoftware.com'
Cc: 'l.mazz@verizon.net'; 'jim@libertycapitalpartners.com'
Subject: Re: meeting with Board nominees

Dick:

I appreciate the proposal but June 17 does not work, both for logistics and timing reasons. And schedules prevent going to Dallas on the 9th. Please reach out to your group and try to get as many of them as possible to meet in Boston next week. We could arrange for conference telephone facilities for folks who cannot attend in person, if that helps. I could probably get several of my nominees to meet someplace a bit closer for you, such as NY or Chicago, which would both have flight schedules such that we would not need to lose more than a day.

I think it is important for us to have a candid discussion, rather than a series of emails, as soon as possible. Even though I know of solid support for our slate, I'd prefer to avoid additional expense and delay, and a public airing of issues. As a stockholder, I'd like to keep any public controversy to a minimum because it can bother employees and customers.

That said, we are prepared to seek a vote so we can begin our recovery efforts. In that regard, while we try to put together a meeting, I'd appreciate confirmation that Asure will provide me a copy of the record date holder list and any NOBO or DTC listings it obtains without the need for me to file a formal request letter and include it in SEC filings. Our press release of today says we are interested in discussion to work issues out, and we'd like to avoid the need for additional filings that increase the sense of controversy.

I am available if you want to discuss the timing and logistics of a meeting by telephone. just give me a proposed time and number or try me at 646 773 6277.

Regards,

David